UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 05, 2021

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release: **ANGLOGOLD ASHANTI APPOINTS LISA ALI AS CHIEF PEOPLE OFFICER**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

AngloGold Ashanti Appoints Lisa Ali as Chief People Officer

(JOHANNESBURG) – PRESS RELEASE – AngloGold Ashanti is pleased to announce the appointment of Lisa Ali as Chief People Officer, effective April 2nd, 2022.

Lisa joins from Newcrest Mining, where she is currently the Chief People and Sustainability Officer. With over 30 years of experience, most of it in extractive industries, Lisa holds a BSc, with honours in Analytical Chemistry and Biochemistry, as well as an Executive Masters' Degree in Business Administration. She has worked in United Kingdom, Latin America, including Brazil, the Middle East and Australia.

At Newcrest, Lisa led the People, Sustainability, Social Performance, Health, Safety, Environment, and External / Government Relations functions, developing and implementing strategy for those functions, ensuring integration and the delivery of business objectives.

Before joining Newcrest in 2020, Lisa was Head of Transformation at state-owned Trinidad Petroleum Holdings Ltd. and its subsidiary companies. Prior to that Lisa held several senior positions, including Vice President of Human Resources and Head of Talent and Learning, at BP International PLC.

"Lisa brings to AngloGold Ashanti her unique technical background and deep experience in strategic human resources and business transformation, in the multinational extractive sector," AngloGold Ashanti Chief Executive Officer Alberto Calderon said. *"This is another key addition to our leadership team which remains absolutely focused on ensuring we have the best talent to improve our sustainability and operating performance, cost position and project delivery."*

Lisa will replace Italia Boninelli, an executive consultant overseeing human resources.

ENDS

Johannesburg
5 November 2021

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

<u>**Media**</u>

Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
Julie Bain	+27 66 364 0038	jbain@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>**Investors**</u>

Sabrina Brockman	+1 646 880 4526/ +1 646 379 2555	sbrockman@anglogoldashanti.com

Yatish Chowthee   +27 11 637 6273 / +27 78 364 2080   yrchowthee@anglogoldashanti.com
Fundisa Mgidi   +27 11 6376763 / +27 82 821 5322   fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 05, 2021

By: /s/ MML MOKOKA

Name: MML Mokoka

Title: Company Secretary